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                        [FORM OF SUMMARY ADVERTISEMENT]

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would violate that jurisdiction's laws. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by Smith Barney Inc., Schroder Wertheim & Co. Incorporated, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

           NOTICE OF OFFER TO PURCHASE FOR CASH BY REXENE CORPORATION
                   UP TO 2,156,250 SHARES OF ITS COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                  AT A PURCHASE PRICE NOT GREATER THAN $16.00
                         NOR LESS THAN $14.00 PER SHARE

     Rexene Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender up to 2,156,250 shares of its common stock (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights"), to the Company at prices not greater than $16.00 nor less than $14.00 per share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer"). Unless the Rights are redeemed by the Company or become separately tradeable prior to the Expiration Date (as defined below), a tender of Shares also will constitute a tender of the associated Rights. Unless the context requires otherwise, all references herein to Shares shall include the associated Rights.

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MAY 5, 1997, UNLESS THE OFFER IS EXTENDED.

     The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase, including continued availability of funds to purchase the tendered Shares if there is a change of control of the Company under the Company's bank credit agreement.

     The Board of Directors of the Company has approved the making of the Offer. However, stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender and the price or prices at which Shares should be tendered. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares. The Company has been advised that none of its directors, executive officers or their respective affiliates intends to tender any Shares pursuant to the Offer.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $16.00 nor less than $14.00 per share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 2,156,250 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as are validly tendered at prices not greater than $16.00 nor less than $14.00 per Share). The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date at prices specified by the tendering stockholders at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms described below. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, May 5, 1997, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. The Company reserves the right, in
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its sole discretion, to purchase more than 2,156,250 Shares pursuant to the
Offer, provided that the aggregate consideration paid by the Company to purchase all Shares pursuant to the Offer will not exceed $34.5 million. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), of its acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents.

     Upon the terms and subject to the conditions of the Offer, in the event that more than 2,156,250 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority: (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner (as defined in the Offer to Purchase) who tenders all such Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference) and who completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price prior to the Expiration Date on a pro rata basis.

     The Company's Board of Directors believes that, given the Company's businesses, assets and prospects, the purchase of Shares pursuant to the Offer is an attractive investment that will benefit the Company and its remaining stockholders. The Company is making the Offer to afford to those stockholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales. After the Offer is completed, the Company expects to have sufficient cash flow and access to other sources of capital to continue to fund its ongoing capital improvement program and other growth initiatives.

     The Company expressly reserves the right, at any time or from time to time, in its sole discretion, to extend the period of time during which the Offer is open by giving notice of such extension to the Depositary and making a public announcement thereof. Subject to certain conditions set forth in the Offer to Purchase, the Company also expressly reserves the right to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment.

     Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in the Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on Friday, May 30, 1997. For a withdrawal to be effective, the Depositary must receive a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

     The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before stockholders decide whether to accept or reject the Offer and, if accepted, at what price or
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prices to tender their Shares. These materials are being mailed to record holders of Shares and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list (or, if applicable, who are listed as participants in a clearing agency's security position listing) for transmittal to beneficial holders of Shares.

     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference herein.

     Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers as set forth below:

     The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 WATER STREET
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10005
                     BANKS AND BROKERS CALL: (212) 425-1395
                   ALL OTHERS CALL TOLL FREE: (800) 714-3310

     The Dealer Managers for the Offer are:

                               SMITH BARNEY INC.
                              390 GREENWICH STREET
                            NEW YORK, NEW YORK 10013
                         CALL TOLL FREE: (800) 996-7920

                                      AND

                            SCHRODER WERTHEIM & CO.
                                EQUITABLE CENTER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                         CALL TOLL FREE: (800) 992-9876

April 4, 1997